UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005201

February 23, 2004

Deborah E. Kurtzberg
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Re: Nortel Networks Corporation
Incoming letter dated January 26, 2004

Dear Ms. Kurtzberg:

This is in response to your letter dated January 26, 2004 concerning the shareholder proposal submitted to Nortel by Sucha S. Mann, Shirley L. Eriksen and Amrik S. Bains. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Sucha S. Mann
7 Sherk Crescent
Ottawa, ON K2K 2L4

Shirley L. Eriksen
30 Knudson Drive
Ottawa, ON K2K 2L6

72911

Allen F. Eddisford
1 Moss Trail
Ottawa, ON K2S 1E1

Amrik S. Bains
297 Abalone Place
Livermore, CA 94550

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January 26, 2004

RECEIVED
2004 JAN 29 AM 10: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received five shareholder proposals (the "Proposals"), each with a supporting statement (the "Supporting Statements"), attached hereto as Attachment A, in a single submission from Sucha S. Mann, Shirley L. Eriksen and Amrik S. Bains (the "Proponents") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2004 Annual Meeting of Shareholders (the "Annual Meeting"), currently expected to be held in late April, 2004.

As more fully discussed below, the Company intends to omit the Proposals and Supporting Statements from its Proxy Materials, for purposes of United States securities laws, pursuant to rules (the "Rules") 14a-8(e) and (f) under the Exchange Act because the Proposals were received by the Company on December 11, 2003, thirty days after the November 11, 2003 deadline under applicable U.S. securities laws for submitting shareholder Proposals.[1] The

[1] The Company believes that there are other grounds on which the Proposals and Supporting Statements may be omitted from the Proxy Materials which the Company reserves the right to raise in the event that the Staff disagrees with the grounds for exclusion discussed herein.

Proposals and Supporting Statements will be included in the Company's Proxy Materials in accordance with applicable Canadian corporate and securities laws.

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposals pursuant to these Rules. In accordance with Rule 14a-8(j), we are submitting to the Staff six copies of this letter, together with the Proposals and Supporting Statements, on behalf of the Company, and simultaneously providing the Proponent with a copy of such documents.

Discussion

- *The Proposals may be omitted under Rules 14a-8(e) and (f) because the Company received the Proposals at the Company's principal executive offices after the deadline under applicable U.S. securities laws for submitting shareholder proposals for inclusion in the Proxy Materials.*

Rule 14a-8(e)(1) requires that shareholder proposals be received at a company's principal executive offices by the deadline stated in the company's prior-year proxy statement (the "Deadline"), provided that the company held an annual meeting in the prior year and the date of the meeting for which the shareholder seeks to submit a proposal has not changed by more than thirty days from the date of such prior-year meeting.

Rule 14a-8(e)(2) requires that the Deadline be not less than one hundred twenty calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting and Rule 14a-8(f) permits omission of shareholder proposals from the proxy materials unless they are "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Staff in the past has strictly construed the Deadline, permitting companies to omit from proxy materials proposals received at the company's principal executive officers even one day past the Deadline. *See, e.g.*, Actuant Corp., SEC No-Action Letter (November 26, 2003); Mid Atlantic Medical Services, Inc. SEC No-Action Letter (March 14, 2003); Coca-Cola Co., SEC No-Action Letter (January 11, 2001); Hewlett-Packard Co., SEC No-Action Letter (November 27, 2000); Hewlett-Packard Co., SEC No-Action Letter (November 9, 1999); Norfolk Southern Corp., SEC No-Action Letter (February 23, 1998); Chevron Corp., SEC No-Action Letter (February 10, 1998); Rockwell Int'l Corp., SEC No-Action Letter (November 20, 1996); Chrysler Corp., SEC No-Action Letter (January 16, 1996); Raytheon Co., SEC No-Action Letter (January 16, 1996); and Sun Company, Inc., SEC No-Action Letter (January 3, 1996).

The Company's 2003 proxy statement provides, under the heading "Shareholder Proposals for the Company's 2004 Annual Meeting," that, for purposes of applicable U.S. securities laws, any shareholder proposals submitted for inclusion in the Proxy Materials must be received at the Company's principal executive offices by November 11, 2003, and if they are not, that the Company may exclude them under applicable U.S. securities laws. This date complies with the calculation of the Deadline as set forth in Rule 14a-8(e)(2) because it is not less than 120 days before the date of the Company's 2003 proxy statement (March 11, 2003) and the 2004 annual meeting is not expected to be held more than 30 days after the 2003 meeting.

The Company received the Proposals on December 11, 2003, thirty days after the Deadline provided in the Company's 2003 proxy statement for the submission of shareholder proposals under applicable U.S. securities laws. In accordance with Rules 14a-8(e) and (f) and the authority cited above, the Company believes that the Proposals may properly be omitted from the Proxy Materials for purposes of the application of U.S. securities laws. We respectfully ask the Staff to confirm that the Proposals may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

Please don't hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Sincerely,

Deborah E. Kurtzberg

Attachment A

The Proposals and Supporting Statements

December 11, 2003

To: Debrah J Noble
Corporate Secretary,
Nortel Networks,
8200 Dixie Road, Suite 100
Brampton, Ontario, L6T 5P6

Dear Debrah,

Thanks for your call of Dec 10, and per your suggestion to conform to Nortel's requirements, here are the five proposals with additional names for Nortel Networks AGM to be held in 2004, and these proposals will override the one we submitted on Dec 8, 2003. There have been some changes to improve clarity in some proposals. We would appreciate your immediate confirmation of receipt of these proposals.

Debrah, I would like to acknowlege the following points you made on the telephone with respect to our proposals:

1. If any sponsor(s) in our list failed to meet Nortel Networks rules then that sponsor's name will be deleted, and if one or more sponsor(s) is qualified to submit proposals then proposals will not be rejected. With the remaining qualified sponsors' names the proposals will be processed for the 2004 Annual.

2. All shares held by Allen Eddisford are held in the Nortel Networks' Investment Plan (I indicated that most of us employees had thought that these shares to have the same rights as shares with any brokerage account). You indicated that shares in Nortel's Investment Plan are unlikely to be eligible for writing shareholders proposal, and thus you may have to delete Allen Eddisford's name from the proposal if he does not meet the requirements, and I agreed that it is your call.

3. If a proposal failed to meet Nortel Networks requirement then that particular proposal may get deleted, but other proposals will get processed for the AGM

4. Sponsor will forward to your attention a proof of their Nortel Networks shares holding for minimum of six months before Dec 11, 2003. This can be done via e-mail or regular mail within 21 days from Dec 11, 2003.

5. You indicated that you will accept our proposals via e-mail

Debrah, thanks again for all the help you have provided in order for us to submit shareholders' proposals. Please let us know if you need anything else from us to help Nortel Networks.

I would also like to thank you for the good work you have been trying in order to re-build Nortel Networks, and make it bit more answerable to shareholders.

Sincerely yours

Sucha S. Mann P.Eng, of 7 Sherk Cresent, Ottawa, ON, K2K 2L4 (Telephone: 613-591-3002, e-mail: sucham@sympatico.ca), and other sponsors are:

Allen F. Eddisford, 1 Moss Hill Trail, Ottawa, Ontario, ON, K2S1E1 (Telephone: 613-836-3167, e-mail: allen.eddisford@sympatico.ca), and

Shirley L. Eriksen, 30 Knudson Drive, Ottawa, ON, K2K 2L6 (telephone: 613-592-1153, e-mail: shiral@magma.ca), and

Amrik S. Bains, 297 Abalone Place Livermore CA 94550 (Telephone: 925-245-0821, e-mail: abains@force10networks.com),

*******Nortel Shareholders Proposals for 2004 AGM ********

Mr. Sucha S. Mann P.Eng of 7 Sherk Crescent, Ottawa, Ontario, K2K 2L4, Canada, beneficial owner of 5,000 common Shares of the Nortel Networks, and

Mr. Allen F. Eddisford of 1 Moss Hill Trail Ottawa, Ontario, K2S 1E1, Canada, beneficial owner of 2,000 common shares of the Nortel Networks, and

Mrs. Shirley L. Eriksen, 30 Knudson Drive, Ottawa, Ontario, K2K 2L6, beneficial owner of 1,000 common shares of the Nortel Networks, and

Mr. Amrik S. Bains, 297 Abalone Place Livermore CA 94550, beneficial owner of 5,000 common shares of the Nortel Networks,
are submitting following five proposals for Nortel Networks Annual General Body Meeting to be held in 2004.

Shareholder Proposal #1: Ten Highest paid executive's compensation should be subject to shareholders approval

It shall henceforth be the policy of the Company for the compensation of the ten highest paid executives to be subject to shareholders approval. All compensation must be listed, including salary, bonuses, options, pension deals, extra service, special contracts, termination deals. For a new executive, the salary can be paid till the shareholders approval time, but all other compensation has to wait till approved by shareholders.

Recent events have exposed serious negative consequences when directors of publicly traded companies like Nortel Networks provide very generous increases in compensation or pension enhancement deals to senior executives while shareholders, professional and management employees have been going through financial losses. The board of directors gave a raise to a chief executive officer upon his termination time that enhanced his pension benefits. In another case, the chief financial officer was not penalized for poor performance, but was given a big raise in salary, promotion, and other employment contract benefits. If these raises and employment contract enhancements had to be approved by shareholders, then the board and the top management would had to justify the increases.

Shareholder Proposal #2: Senior executive's bonuses should not be included to calculate their pensions

Recent experience has shown that bonuses and options given to senior executives are open to misuse that can inflate pensions and salaries unjustifiably in times of poor corporate performance. For senior executives, only basic salary should be used to calculate pensions. The executive's compensation has to be clear and transparent for all to understand, instead of being hidden.

Recent experience has shown that different rules are used to provide enhanced retirement pension benefits and secret deals to some senior executives. Pension rules in simple English for professional employees, and for senior executives should be available on the corporation's web site for investors.

Shareholder Proposal #3: The list of nominees for the board of directors should have a minimum of 25% more candidates than there are spaces to fill.

Shareholders should have a true choice in selecting board members rather than just "rubber stamping" current board's selection. This would allow shareholders an opportunity to select board members who truly represent shareholders' interests and improve corporate governance.

Shareholder Proposal #4: Draft minutes of shareholders' meetings should be available on the corporation's website within 30 days after the meeting is held.

Once a meeting is held, the corporation should be able to prepare draft minutes within 30 days, in order for shareholders to understand what comments were made at the meeting and what actions were taken. At present, the corporation refuses to provide the minutes until the following year's meeting. These minutes should be available on the corporation's web site.

Shareholder Proposal #5: All Senior *Executive Salary level should be rolled back to their salary level on January 01, 1998.*

All existing senior executives at the Vice President level and above should have their salary rolled back to what their salary would have been for their present executive level on January 1998. Most of financial decisions/acquisitions made by the corporation during 1998-2002 had negative impact on the corporation's realistic financial state. During this time, some senior executives were quick to sell shares/options at high prices. The corporation was mismanaged allowing high expenses and unrealistic salary/bonuses/options/pensions deals for executives.

The corporation has gone through extreme restructuring, major revenue/profit losses for several years. Investors, and employees still lack confidence in the corporation's board members and senior executives' ability to manage by setting good examples.

This salary roll back exercise for the "board and the senior executive" team would set good example, and will show they have commitments and skills to manage Nortel Networks in the new global lean business environment.

------------------ ....

Sucha S. Mann Allen F. Eddisford

Date:

------------------ ....

Shirley L. Eriksen Amrik S. Bains

Date:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nortel Networks Corporation
Incoming letter dated January 26, 2004

The proposals relate to executive compensation, board elections, and shareholder meetings.

There appears to be some basis for your view that Nortel may exclude the proposals under rule 14a-8(e)(2), because Nortel received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Nortel omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Keir Devon Gumbs
Special Counsel